Exhibit 99.1

21Vianet Group, Inc. Appoints New Independent Director

BEIJING, June 10, 2014 – 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that its Board of Directors (the “Board”) has appointed Dr. Eden Y. Woon as an Independent Director, effective immediately.

Dr. Eden Y. Woon is currently Vice-President for Institutional Advancement at Hong Kong University of Science & Technology (HKUST), where he manages the international relations of HKUST with global enterprises, governments and other universities. He is also in charge of public relations, branding, alumni relations and development for the university. Prior to joining HKUST, Dr. Woon served as Managing Director of Li & Fung Group’s China Corporate Office and China Managing Director of Toys “R” Us LiFung—the franchise of Toys “R” Us in China. From 2006 to 2007, Dr. Woon was a Vice-President of Starbucks Coffee China in Shanghai. From 1997 to 2006, Dr. Woon served as CEO of the Hong Kong General Chamber of Commerce, the oldest and largest business organization in Hong Kong. He was the Executive Director of the Washington State China Relations Council from 1994 to 1997. Dr. Woon received his BA degree from the University of Iowa and his MA, MS, and PhD degrees, all in Mathematics, from the University of Washington. He is a member of the Council on Foreign Relations in New York.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are delighted to expand our Board with the appointment of Dr. Eden Y. Woon. The appointment of such a seasoned international business leader like Eden as an Independent Director brings additional expertise and insight to our Board and reflects our ongoing commitment to strengthen our corporate governance practice. We are confident that his vast wisdom, diverse perspectives and unique experience will be a great asset to the Board and the Company.”

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com